

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 16, 2009

Via U S Mail and FAX [(727) 526-2990]

Mr. Benjamin C. Croxton
Chief Executive Officer and Chief Financial Officer
EClips Energy Technologies, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **Re: EClips Energy Technologies, Inc.**
> **Form 8-K for Item 4.01**
> **Filed April 15, 2009**
> **File No. 0-**

Dear Mr. Croxton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed April 15, 2009

1. We note that you engaged your new independent registered public accounting firm, Randall N. Drake, on April 13, 2009. We also note that the audit report from Randall N. Drake on your Form 10-K for fiscal 2008 is dated April 15, 2009. We reference the information in paragraph (2)(b) of your Form 8-K dated April 15. Please confirm that there were no consultations with the successor auditors prior to April 13 and have your successor auditors tell us about their audit procedures from the date of the engagement to the date of their audit report.

2. Please expand in Paragraph (1)(b) to address the FW&G reports on fiscal 2006 as well as fiscal 2007. Information for the past two fiscal years is required by Item 304(a)(1)(ii) of Regulation S-K.

3. Please amend your Form 8-K to include the required letter from your former auditor as Exhibit 16.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant